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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)

                              (Amendment No. ...)*



                          Mission Resources Corporation
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    605109107
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                                 (CUSIP Number)

                                 March 20, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------------                                    ---------------------
| CUSIP NO. 605109107 |               13G                  | Page 2 of 5 Pages |
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   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                  Robert L. Cavnar

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
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   3      SEC USE ONLY


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   4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

--------------------------------------------------------------------------------
   NUMBER OF        5        SOLE VOTING POWER
                                    2,232,500*
     SHARES
                  --------------------------------------------------------------
 BENEFICIALLY       6        SHARED VOTING POWER
                                    0
    OWNED BY
                  --------------------------------------------------------------
      EACH          7        SOLE DISPOSITIVE POWER
                                    2,232,500*
   REPORTING
                  --------------------------------------------------------------
     PERSON         8        SHARED DISPOSITIVE POWER
                                    0
      WITH
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,232,500*

--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                            5.1%

--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
                            IN

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* Includes 45,000 shares of common stock that are directly held and 2,187,500 shares of common stock issuable upon the exercise of vested options
  (or options that will vest within 60 days of March 20, 2005).

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ITEM 1(a).  NAME OF ISSUER:

The name of the issuer is Mission Resources Corporation, a Delaware corporation ("MSSN").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The address of the principal executive offices of MSSN is 1331 Lamar, Suite 1455, Houston, Texas 77010-3039.

ITEM 2(a).  NAME OF PERSON FILING:

This statement is filed by Robert L. Cavnar (the "Reporting Person").

ITEM 2(b).  ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of the Reporting Person is 1331 Lamar, Suite 1455, Houston, Texas 77010-3039.

ITEM 2(c).  CITIZENSHIP:

The Reporting Person is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

The class of securities of MSSN owned beneficially by the Reporting Person is common stock, par value $.01 per share (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER:

MSSN's CUSIP number for the Common Stock is 605109107.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.     OWNERSHIP.

(a)         Amount beneficially owned:

            See Row 9 of cover page for the Reporting Person.

(b)         Percent of Class:

            See Row 11 of cover page for the Reporting Person.

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(c)         Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

            See Row 5 of cover page for the Reporting Person.

            (ii)  Shared power to vote or to direct the vote:

            See Row 6 of cover page for the Reporting Person.

            (iii) Sole power to dispose or to direct the disposition of:

            See Row 7 of cover page for the Reporting Person.

            (iv)  Shared power to dispose or to direct the disposition of:

            See Row 8 of cover page for the Reporting Person.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.   CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           March 22, 2005
                                           --------------
                                               (Date)




                                            By:      /s/ Robert L. Cavnar
                                                --------------------------------
                                                     Robert L. Cavnar




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